Exhibit 12

	Nine Months Ended September 30,		Years Ended December 31,
	2006	2005	2005	2004		2003	2002	2001

Earnings
Pre-tax income from continuing operations	$226,656	$182,920	$260,347	$228,294	$239,238		$89,157	$119,377
Less: Income (loss) from equity investees	6,650	6,297	12,161	8,105	12,563		(3,993)	5,072
Add: Distributed income from equity investees	1,950	331	1,912	564	1,521		2,591	7,730

	221,956	176,954	250,098	220,753	228,196		95,741	122,035

Combined Fixed Charges and Preferred Stock Dividends	522,357	411,749	562,900	556,985	570,646		492,093	371,667
Less: Preferred stock dividends not included in pre-tax income	8,156	—	2,417	—	—		—	—
Less: Tax gross up on preferred stock dividends	4,308	—	874	—	—		—	—
Less: Loss on redemption of preferred stock	11,385	—	—	—	—		—	—
Less: Tax gross up on loss on redemption of preferred stock	6,013	—	—	—	—		—	—

Total Earnings	$714,451	$588,703	$809,707	$777,738	$798,842		$587,834	$493,702

Combined Fixed Charges
Interest credited to annuity and universal life contracts	$464,203	$367,669	$506,612	$523,231	$538,622		$464,022	$341,575
Interest expense on debt	26,578	23,696	32,173	32,120	30,154		25,487	26,011
Early extinguishment of debt	—	19,082	19,082	—	—		—	—
Amortization of debt issuance costs	917	681	878	928	1,137		985	3,155
Estimate of interest within rental expense	797	621	864	706	733		1,599	926
Preferred stock dividends	8,156	—	2,417	—	—		—	—
Tax gross up on preferred stock dividends	4,308	—	874	—	—		—	—
Loss on redemption of preferred stock	11,385	—	—	—	—		—	—
Tax gross up on loss on redemption of preferred stock	6,013	—	—	—	—		—	—

Total Combined Fixed Charges and Preferred Stock Dividends	$522,357	$411,749	$562,900	$556,985	$570,646		$492,093	$371,667

Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends	1.37	1.43	1.44	1.40	1.40		1.19	1.33